SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            Donar Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   257674101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 15, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.257674101                     13D                     Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Halter Financial Group, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    7,331,447 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    7,331,447 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,331,447 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     78.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.257674101                     13D                     Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Timothy P. Halter
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          7,331,447 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    7,331,447 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,331,447 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     81.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.257674101                     13D                     Page 4 of 6 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Donar Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.
________________________________________________________________________________
Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Halter Financial Group, Inc., a Texas corporation ("HFG"); and Timothy P. Halter, a citizen of the United States and sole shareholder of HFG ("Halter").

         HFG is a Texas corporation, the principal business of which is to provide financial consulting services. The principal business address of HFG, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is serving as the President of HFG. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a stock purchase agreement, on December 15, 2004, HFG purchased for a price of $300,000 in cash, 7,331,447 outstanding shares of restricted Stock from Edwin A. McGusty, the President and director of the
Issuer. As consideration for Halter's agreement to serve as an officer and director of the Issuer, on December 15, 2004, Halter, individually, received warrants convertible into 1,000,000 shares of Stock at a price of $0.06 per share. HFG used "working capital" to purchase its Stock. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. At the time of filing, Halter has not exercised any rights under the warrants. If Halter decides to exercise his rights under the warrants he anticipates using personal funds to purchase his shares of Stock.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The Reporting Persons acquired their interests in the Issuer pursuant to a transaction whereby Halter would become the President and a director of the Issuer. The purpose of this transaction is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of outstanding shares of common stock.

         At the time of filing, neither the Issuer nor the Reporting Persons have any formal plans or proposals with regard to such a reverse merger. Upon identification of a suitable reverse merger candidate, the candidate would be merged into the Issuer and the primary business of the candidate would become the primary business of the Issuer. The purpose of such a reverse merger transaction  is to  allow  the  private  company  candidate  to  become a public reporting company pursuant to the Securities Exchange Act of 1934. Once a reverse merger transaction has occurred it is expected that Halter will resign his positions as officer and director and a new board of directors will be elected.
________________________________________________________________________________

CUSIP No.257674101                     13D                     Page 5 of 6 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Pursuant to Rule 13d-3(a), at the close of business on December 15, 2004, HFG may be deemed to be the beneficial owner of 7,331,447 shares of the Stock, which constitutes approximately 78.9% of the 9,289,647 shares of the Stock outstanding on December 15, 2004 (the "Outstanding Shares"). HFG, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on December 15, 2004, Halter, individually and as sole shareholder of HFG, may be deemed to be the beneficial owner of 8,331,447 shares of the Stock, which constitutes approximately 81.0% of the Outstanding Shares and consists of (i) 7,331,447 shares described in the preceding paragraph and (ii) warrants convertible into 1,000,000 shares of Stock beneficially owned by Halter separately. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

----------- ------------------- ----------- ---------------- -------------------
Reporting   Date                Number of   Price per Share  How the transaction
 Person                          Shares                       was effected
----------- ------------------- ----------- ---------------- -------------------
HFG         December 15, 2004   7,331,447   $0.0409196       Private Stock
                                                             Purchase Agreement
----------- ------------------- ----------- ---------------- -------------------
Halter      December 15, 2004   1,000,000   $0.06            Warrant Agreement
----------- ------------------- ----------- ---------------- -------------------

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Issuer on December 15, 2004 entered into a Warrant Agreement (the "Warrant") with Halter. The Warrant provides that Halter may purchase up to an aggregate of 1,000,000 shares of Stock at an exercise price of $0.06 per share. The Warrant expires on December 15, 2007.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1:     Stock  Purchase  Agreement  dated  December  15,  2004  by and
------------      between Edwin A. McGusty and Halter Financial Group, Inc.

Exhibit 10.2:     Warrant  Agreement  dated  December  15,  2004 issued by Donar
------------      Enterprises, Inc. to Timothy P. Halter.


________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: December 20, 2004

                                                   Halter Financial Group, Inc.,
                                                   a Texas corporation

                                                   By:  /s/ Timothy P. Halter
                                                        ------------------------
                                                   Its: President

                                                    /s/ Timothy P. Halter
                                                   -----------------------------
                                                   Timothy P. Halter

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 15th day of December, 2004, by and between Halter Financial Group, Inc. ("Purchaser"), maintaining an address at 12890 Hilltop Road, Argyle, Texas 76226, and Edwin A. McGusty ("Stockholder"), maintaining an address at 4509 Roundview Court, Land O' Lakes, FL 34639.

                              W I T N E S S E T H:

         WHEREAS, Stockholder is the President and sole member of the Board of Directors of Donar Enterprises, Inc. (the "Company") ; and

         WHEREAS, Stockholder desires to sell to Purchaser and Purchaser desires to purchase from Stockholder a total of 7,331,447 restricted shares (the "Shares") of the common capital stock of the Company, par value $0.001 per share, upon the terms, provisions, and conditions and for the consideration hereinafter set forth;

         NOW, THEREFORE, for and in consideration of the premises and mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby represent, warrant, covenant, and agree as follows:

Section 1. Issuance and Sale of Shares.

         Based upon the representations, warranties, and covenants and subject to the terms, provisions, and conditions contained in this Agreement, Stockholder agrees to sell and deliver the Shares to Purchaser, free and clear of all liens, pledges, encumbrances, security interests, and adverse claims, and Purchaser agrees to purchase the Shares from Stockholder for the consideration hereinafter set forth.

Section 2. Purchase Price.

         The total purchase price to be paid to Stockholder by Purchaser for the Shares is $300,000 (the "Purchase Price"), payable in cash by wire transfer of immediately available funds or certified check.

Section 3. The Closing.

         Upon execution of this Agreement (the "Closing"), Stockholder shall deliver to Purchaser a certificate(s) evidencing the Shares issued in the name of Purchaser, and immediately upon delivery thereof, Purchaser shall deliver to Stockholder the Purchase Price.

Section 4. Representations and Warranties of Stockholder.

         In connection with the transactions contemplated hereby, Stockholder hereby represents and warrants to Purchaser that the Shares are the duly authorized, validly issued and outstanding shares of the Company. Stockholder has full legal right, power and authority to execute and deliver this Agreement and to sell the Shares to Purchaser pursuant to this Agreement. Upon delivery of the Shares to Purchaser in accordance with this Agreement, good and marketable title to the Shares, free and clear of all liens, pledges, encumbrances, security interests and adverse claims will be delivered to Purchaser.

         Stockholder hereby further represents and warrants to Purchaser as follows, with each such representation and warranty pertaining to the Company and its direct and indirect subsidiaries where applicable:

4.1. Organization, Standing and Power.

         The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Company Material Adverse Effect. For purposes of this Agreement, the term "Company Material Adverse Effect" means any material adverse effect with respect to the Company, taken as a whole, or any change or effect that adversely, or is reasonably expected to adversely, affect the ability of the Company to maintain its current business operations or to consummate the transactions contemplated by this Agreement in any material respect.

4.2. Capital Structure.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share (the "Company Common Stock"), and 20,000,000 shares of preferred stock, par value $0.001 per share (the "Company Preferred Stock"). As of the date of this Agreement, there is 9,289,647 shares of Company Common Stock issued and outstanding, and there are no shares of Company Preferred Stock issued and outstanding. No shares of Company Common Stock or Company Preferred Stock are held by the Company in its treasury. All outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable, and were not subject to preemptive or similar rights at the time of issuance. No bonds debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company may vote are issued or outstanding. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company.

4.3. Absence of Certain Changes or Events; No Undisclosed Material Liabilities.

         Except as otherwise set forth in the Company's periodic reports as filed with the U.S. Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has no Liabilities. "Liability" means, as to any person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required in accordance with GAAP to be reflected, in such person's balance sheet.

4.4. Compliance with Applicable Laws.

         The Company has and after giving effect to the transactions contemplated hereby will have in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and to the knowledge of Stockholder there has occurred no default under any such Permit, except (a) for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Company Material Adverse Effect, or (b) notices to be filed with the U.S. Securities and Exchange Commission and state securities agencies with regard to (i) transactions contemplated herein, (ii) the issuance to Timothy P. Halter of the Warrant Agreement of even date herewith, or (iii) the resignation of Edwin McGusty as an officer and director, and the appointment of new officers and directors. To Stockholder's knowledge, the Company is in compliance with, and has no liability or obligation under, all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, including any liability or obligation to undertake any remedial action under hazardous substances laws, except for (y) instances of non-compliance, liabilities or obligations, which individually or in the aggregate would only have an immaterial effect, or (z) notices to be filed with the U.S. Securities and Exchange Commission and state securities agencies with regard to (i) transactions contemplated herein, (ii) the issuance to Timothy P. Halter of the Warrant Agreement of even date herewith, or (iii) the resignation of Edwin McGusty as an officer and director, and the appointment of new officers and directors.

4.5. Litigation, etc.

         As of the date hereof, (a) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the knowledge of Stockholder, threatened against the Company (including, without limitation, any product liability claims) before any court or governmental or regulatory authority or body, and (b) the Company is not subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (a) and (b), (i) could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended. As of the date hereof, there are no suits, actions, claims or proceedings pending or, to Stockholder's knowledge, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

4.6. Disclosure.

         The representations and warranties and statements of fact made by Stockholder in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

4.7. Taxes and Tax Returns.

         All tax returns ("Returns") required to be filed to date with respect to the operations of the Company have been accurately prepared in all material respects and duly filed, or an extension therefrom has been duly obtained, and all taxes payable have been paid when due; there is no examination or audit known to Stockholder or any claim, asserted deficiency or assessment for additional taxes in progress, pending, or threatened, nor to the knowledge of Stockholder is there any reasonable basis for the assertion of any such claim, deficiency or assessment; no material special charges, penalties, fines, liens, or similar encumbrances have been asserted against the Company with respect to payment of or failure to pay any taxes which have not been paid or resolved without further liability to the Company. The Company has not executed or filed with any taxing authority any agreements extending the period for assessment or collection of any taxes. Proper amounts have been withheld by the Company from its employees' compensation payments for all periods in compliance with the tax withholding provisions of applicable federal and state laws. The Company is not a party to any tax-sharing or tax-allocation agreement, nor does the Company owe any amounts under any tax-sharing or tax-allocation agreement.

4.8. Employee Benefit Plans.

         The Company does not have in place any arrangement or policy (written or oral) providing for insurance coverage, workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is maintained or administered by the Company, or to which the Company contributes, and which covers any employee or former employee of the Company or under which the Company has any liability, including "employee welfare benefit plan," "employee benefit plan" and "employee pension benefit plan" as defined under the Employee Retirement Income Security Act of 1974, or ERISA.

         The Company is not a party to any collective bargaining agreements. There are no strikes or labor disputes or lawsuits, unfair labor or unlawful employment practice charges, contract grievances or similar charges or actions pending or threatened by any of the employees, former employees or employment applicants of the Company that would have a Company Material Adverse Effect.

4.9. Certain Contracts.

         There are no written employment agreements or termination agreements with current officers, directors or consultants of the Company and to which the Company is a party.

         As of the date of this Agreement, (i) the Company is not a party to or bound by any commitment, agreement or other instrument (excluding commitments and agreements in connection with extensions of credit by the Company) which contemplates the payment of amounts in excess of $5,000, or which otherwise is material to the operations, assets or financial condition of the Company, including but not limited to any royalty, franchising fees, or any other fee based on a percentage of revenues or income and (ii) no commitment, agreement or other instrument to which the Company is a party or by which it is bound limits the freedom of the Company to compete in any line of business or with any person.

         As of the date of this Agreement, the Company is not in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan agreement, license agreement (as to royalty payments) or other commitment or arrangement.

4.10. Properties and Insurance.

         The Company owns no real property and maintains no insurance of any kind.

4.11. Minute Books.

         To the Stockholder's knowledge, the minute book of the Company contains records which, in all material respects, accurately record all meetings of their stockholders and Board of Directors (including committees of the Board of Directors).

4.12. Environmental Matters.

         The Company has not received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that the Company is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters, which correction or cleanup would be material to the business, operations, assets or financial condition of the Company. Stockholder has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by the Company, or owned or controlled by the Company as a trustee or fiduciary (collectively, "Properties"), in any manner that violates or, after the lapse of time may violate, any presently existing federal, regional, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Company Material Adverse Effect. Stockholder has no knowledge that, during the Company's ownership or lease of such Properties, any of such Properties has been operated in any manner that violated any applicable national, state or local law or regulation governing or pertaining to toxic or hazardous substances and materials, the violation of which would have a Company Material Adverse Effect.

4.13. Loans, etc.

         As of the date of this Agreement, no Company stockholder has any liabilities, obligations or indebtedness of any kind whatsoever chargeable to the Company stockholder and payable to the Company by the Company stockholder.

4.14.    Intellectual Property.

(a) Agreements. Schedule 4.14(a) contains a complete and accurate list and summary description, including any royalties paid or received by the Company, of each of the Company's arrangements relating to intellectual property to which the Company is a party or by which the Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $5,000 under which the Company is the licensee. There are no outstanding and, to the knowledge of Stockholder, no threatened disputes or disagreements with respect to any such arrangements. To the knowledge of Stockholder, no party to an arrangement relating to the use by the Company of any intellectual property owned by another person is or has at any time been in breach of such arrangements. The Company has not granted or is not obligated to grant a license, assignment or other right with respect to any intellectual property.

(b) URLs. The Company is the owner of all right, title, and interest in and to each Uniform Resource Locater ("URL") listed on Schedule 4.14(b), free and clear of all liens, security interests, encumbrances, equities and other adverse claims.

4.15. Bankruptcy.

         The Company has neither filed a voluntary bankruptcy petition nor been the subject of an involuntary bankruptcy petition nor is the Company the subject of an action under state insolvency laws or any other relevant laws.

4.16. Criminal Proceedings.

         Neither the Company and its respective officers, directors, affiliates, promoters nor any predecessor of the Company have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 5. Representations and Warranties of Purchaser.

         Purchaser acknowledges and understands that the Shares are being acquired for investment in a transaction that is considered to be exempt from registration. In connection with the transactions contemplated hereby, Purchaser hereby represents and warrants to Stockholder that:

a) Purchaser is acquiring the Shares solely for investment purposes and not with a view to, or for resale in connection with, any distribution thereof or with any present intention of distributing or selling any of the Shares, except as allowed by the Securities Act of 1933, as amended, or any rules or regulations promulgated thereunder (collectively, the "Act").

b) Purchaser will hold the Shares subject to all of the applicable provisions of the Act, and Purchaser will not at any time make any sale, transfer, or other disposition of the Shares in contravention of said Act.

c) Purchaser acknowledges that it must bear the economic risk of its investment in the Shares for an indefinite period of time since the Shares have not been registered under the Act and therefore cannot be sold unless the Shares are subsequently registered or an exemption from registration is available.

d) The sale of the Shares to Purchaser is being made without any public solicitation or advertisements.

e)       Criminal Proceedings.

         Neither  the  Purchaser  and  its   respective   officers,   directors,
affiliates, promoters nor any predecessor of the Purchaser have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 6. Conditions to the Obligations of Purchaser.

         The obligations of Purchaser at Closing are conditioned upon satisfaction, on or prior to such date, of the following conditions:

6.1. Stockholder List.

         Stockholder shall request that the transfer agent deliver to Purchaser a certified shareholder list current as of the Closing.

6.2. Stock Certificates.

         Stockholder shall have delivered to Purchaser certificate(s) representing the number of Shares to be purchased by Purchaser pursuant to this Agreement. Said shares shall either be in the name of Purchaser or accompanied with medallion guaranteed stock powers.

6.3. Judgment Lien.

         Stockholder shall have delivered to Purchaser a signed letter stating that Wachovia Bank, National Association, holder of a certain judgment lien against Stockholder, has accepted final payment of all amounts owed to him by Stockholder pursuant to such lien.

Section 7. Indemnification.

         Stockholder acknowledges that he understands the meaning and legal consequences of his representations, warranties and covenants and that the Purchaser has relied upon such representations, warranties, and covenants, and he hereby agrees to indemnify and hold harmless the Purchaser and his agents and employees for a period of one year from the date of this Agreement from and against any and all loss, damage or liability due to or arising out of a breach of any such representation, warranty, or covenant or any adverse consequence suffered by Purchaser as a result of the operation of the Company by Purchaser. The total amount of indemnification for which the Stockholder may be held liable under this Section 7 (including claims arising from a breach of a representation or warranty) shall not exceed the Purchase Price.

Section 8. Stock Split.

         Purchaser shall ensure that the Company will not effect a reverse split of Company Common Stock in excess of 1 for 10 in the aggregate so long as Purchaser or any of its affiliates is the controlling stockholder of the Company.

Section 9. Put Option.

a) Subject to the provisions of subparagraphs (b) and (c) of this Section 9, Purchaser hereby grants to Stockholder the right and option to sell to Purchaser up to 1,000,000 shares of common stock of the Company (the "Put Shares") at a price of $0.20 per share (the "Put Option").

b) The Put Option may be exercised, in full or in part, at any time after the date that is one hundred eighty (180) days after the Closing, and before the date that the Stockholder receives written notice (the "Expiration Notice") from the Purchaser that the Company has meet each of the following minimum financial requirements: (a) either (i) the Stockholders equity exceeds $5 million, or (ii) market value of listed securities exceeds $50 million, or (iii) net income from latest fiscal year exceeds $750,000, (b) market value of publicly held shares exceeds $5 million, and (c) the minimum bid price exceeds $4.00 for 90 consecutive trading days (the "Expiration Date"). Any Expiration Notice provided by the Purchaser shall include supporting financial statements evidencing the same.

c) If the Company at anytime after the Closing subdivides or combines (by any stock split, stock dividend, recapitulation or otherwise) one or more classes of its outstanding shares of Common Stock into a greater or smaller number of shares, as applicable, the number of shares and the price per share of Common Stock issuable upon exercise of the Put Option shall be adjusted accordingly.

d) If the Stockholder exercises the Put Option for less than 1,000,000 shares, then the Stockholder shall have a Put Option, on the same terms and conditions set forth in this Section 9, for the remaining unexercised Put Shares.

e) The Put Option may be exercised by written notice given by Stockholder to Purchaser. If the Put Option is not exercised by the Expiration Date, then the Put Option will terminate, and be null, void and of no further effect immediately following the Expiration Date.

f) The Purchaser shall be required to close the purchase of the Put Shares subject to a timely furnished notice of exercise, and pay the Shareholder the purchase price, in cash, within twenty (20) days after Purchaser's receipt of the notice of exercise.

Section 10. Survival of Representations and Warranties.

         All representations, warranties, covenants, and agreements contained herein shall not be discharged or dissolved upon, but shall survive the Closing and shall be unaffected by any investigation made by any party at any time.

Section 11. Entirety and Modification.

         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, whether oral or written, between the parties hereto relating to such subject matter. No modification, alteration, amendment, or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by all parties hereto.

Section 12. Successors and Assigns.

         This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their successors and permitted assigns, heirs, and personal representatives.

Section 13. Notices.

         All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed from within the United States by certified mail, or sent by overnight delivery service to the applicable address appearing in the preamble to this Agreement, or to such other address as either party may have designated by like notice forwarded to the other party hereto. All notices shall be deemed given when postmarked (if mailed), when delivered to an overnight delivery service or, if hand delivered, when delivered to the recipient.

Section 14. Severability.

         Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

Section 15. Headings.

         The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

Section 16. Counterparts.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 17. Legal Fees and Costs.

         If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party(ies).

Section 18. Publicity.

         Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

Section 19. Governing Law.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas.

         IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first written above.

PURCHASER:                                  HALTER FINANCIAL GROUP, INC.


                                            By:/s/Timothy P. Halter
                                               ---------------------------------
                                            Name: Timothy P. Halter
                                            Title: President

STOCKHOLDER:


                                            By:/s/Edwin A. McGusty
                                               ---------------------------------
                                            Edwin A. McGusty

                                WARRANT AGREEMENT

THE SECURITIES  REPRESENTED BY THIS WARRANT HAVE NOT BEEN  REGISTERED  UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL IN FORM, REASONABLY ACCEPTABLE TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. ANY SUCH OFFER, SALE, ASSIGNMENT OR TRANSFER MUST ALSO COMPLY WITH THE APPLICABLE STATE SECURITIES LAWS.


                             DONAR ENTERPRISES, INC.

               WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK

Date of Issuance:      December 15, 2004       Number of Shares:       1,000,000

         Donar Enterprises, Inc., a Delaware corporation (the "Company"), hereby certifies that, for Ten United States Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Timothy P. Halter, the registered holder hereof or his permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after the date of issuance, but not after 5:00 P.M. Central Time on the Expiration Date (as defined herein) 1,000,000 fully paid nonassessable shares of Common Stock (as defined herein) of the Company (the "Warrant Shares") at the purchase price per share provided in Section 1 below.

         Section 1. Definitions. The following words and terms as used in this Warrant shall have the following meanings:

         (a) "Business Day" means any day that is not a Saturday, Sunday or a day on which the banks in the Dallas metropolitan area are generally closed.

         (b) "Common Stock" means (i) the Company's common stock, par value $0.001 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

         (c) "Expiration Date" means the date three (3) years from the date of this Warrant or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Dallas or the State of Texas or on which trading does not take place on the principal exchange or automated quotation system on which the Common Stock is traded (a "Holiday"), the next date that is not a Holiday.

         (d) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (e) "Securities Act" means the Securities Act of 1933, as amended.

         (f) "Warrant" means this Warrant and all Warrants issued in exchange, transfer or replacement of any thereof.

         (g) "Warrant Exercise Price" shall be $0.06 per share of Common Stock, which price is the current fair market value of shares of Common Stock.

         Section 2. Exercise of Warrant.

         (a) Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, in whole or in part, at any time on any Business Day on or after the date of issuance of this Warrant and prior to 5:00 P.M. Eastern Time on the Expiration Date by (i) delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the "Exercise Notice"), of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) payment to the Company of an amount equal to the Warrant Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the "Aggregate Exercise Price") in cash or by check or wire transfer, and (iii) the surrender to a common carrier for delivery to the Company as soon as practicable following such date, this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction); provided, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 8 shall be applicable. In the event of any exercise of the rights represented by this Warrant in compliance with this
Section 2(a), a certificate or certificates for the Warrant Shares so purchased, in such denominations as may be requested by the holder hereof and registered in the name of, or as directed by, the holder, shall be delivered at the Company's expense to, or as directed by, such holder as soon as practicable, and in no event later than ten (10) Business Days, after the Company's receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction). Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii) above, the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of this Warrant as required by clause (iii) above or the certificates evidencing such Warrant Shares.

         (b) Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than ten (10) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

         (c) No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock issued upon exercise of this Warrant shall be rounded up or down to the nearest whole number.

         Section 3. Covenants as to Common Stock. The Company hereby covenants and agrees as follows:


         (a) This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

         (b) All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

         (c) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least 100% of the number of shares of Common Stock needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price.

         (d) If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for sale additional shares of any class or series of the Company's stock; (c) to effect any reclassification or recapitalization of any of its stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give Holder: (1) at least 10 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (c) and (d) above; (2) in the case of the matters referred to in (c) and (d) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in
(e) above, the same notice as is given to the holders of such registration rights.

         Section 4. Registration of Warrant Shares.

         (a) Mandatory Registration. The Company shall prepare, and, as soon as practicable but in no event later than sixty (60) calendar days after the date the holder exercises this Warrant, file with the SEC a Registration Statement or Registration Statements (as is necessary) on Form S-8 (or if such form is unavailable, such other form as is available for registration) covering the resale of all of the Warrant Shares. The initial Registration Statement prepared pursuant hereto shall register for resale at least that number of Company common stock shares equal to the number of Warrant Shares that have been issued as of the date immediately preceding the date the Registration Statement is initially filed with the SEC, subject to adjustment. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 120 calendar days after the date the holder exercises this Warrant.

         (b) Piggy Back Registration Rights. If the Company decides, including as required under any demand registration rights agreement, to register any of its common stock or securities convertible into or exchangeable for common stock under the Securities Act on a form which is suitable for an offering for cash or shares of the Company held by third parties and which is not a registration solely to implement an employee benefit plan, a registration statement on Form S-4 (or successor form) or a transaction to which Rule 145 or any other similar rule of the SEC is applicable, the Company will promptly give written notice to the holder of this Warrant of its intention to effect such a registration. Subject to Section 4(c) below, the Company shall include all of the Warrant Shares that the holder requests to be included in such a registration by a written notice delivered to the Company within fifteen (15) days after the notice given by the Company.

         (c) If the registration, as described in Section 4(b) above, involves an underwritten offering, the Company will not be required to register Warrant Shares in excess of the amount that the principal underwriter reasonably and in good faith recommends may be included in such offering (a "Cutback"), which recommendation, and supporting reasoning, shall be delivered to the holder of this Warrant. If such a Cutback occurs, the number of shares that are entitled to be included in the registration and underwriting shall be allocated in the following manner: (i) first, to the Company for any securities it proposes to sell for its own account, (ii) second, to the holder of this Warrant requiring such registration, and (iii) third, to other holders of stock of the Company requesting inclusion in the registration, pro rata among the respective holders thereof on the basis of the number of shares for which each such requesting holder has requested registration.

         Section 5. Taxes. The Company shall pay any and all taxes (other than income or similar taxes) which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

         Section 6. Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

         Section 7. Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

         Section 8. Ownership and Transfer.

         (a) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the Person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

         (b) This Warrant and the rights granted to the holder hereof are transferable, in whole or in part, upon surrender of this Warrant, together with a properly executed warrant power in the form of Exhibit B attached hereto; provided, however, that any transfer or assignment shall be subject to the conditions set forth in Section 8(c) below.

         (c) The holder of this Warrant understands that this Warrant has not been and is not expected to be, registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (a) subsequently registered thereunder, or (b) such holder shall have delivered to the Company an opinion of counsel, in generally acceptable form, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration; provided that (i) any sale of such securities made in reliance on Rule 144 promulgated under the Securities Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder; and (ii) neither the Company nor any other person is under any obligation to register the Warrants under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

         Section 9. Adjustment to the Shares. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

         (a) Adjustment of Warrant Exercise Price upon Subdivision or Combination of Common Stock. If the Company at anytime after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitulation or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon the exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of shares of Common Stock obtainable upon exercise of this Warrant will be proportionately decreased.

         (b) Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, the holder of this Warrant shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that the holder of this Warrant would have received for the shares of Common Stock if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. The Company or its successor shall promptly issue to holder of this Warrant a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 9 including, without limitation, adjustments to the Warrant Exercise Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this
Section 9(b) shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

         (c) Adjustments for Diluting Issuances. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be subject to adjustment, from time to time in the manner set forth in the Company's Articles or Certificate of Incorporation as if the shares of Common Stock were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the shares of Common Stock in the Company's Articles or Certificate (as applicable) of Incorporation relating to the above in effect as of the date of issuance may not be amended, modified or waived, without the prior written consent of the holder of this Warrant unless such amendment, modification or waiver affects the rights associated with the Warrant Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the shares granted to the holder.

         (d) No Impairment. The Company shall not, by amendment of its Articles or Certificate (as applicable) of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Section 9 and in taking all such action as may be necessary or appropriate to protect Holder's rights under this Section against impairment.

         (e) Certificate as to Adjustments. Upon each adjustment of the Warrant Exercise Price, the Company shall promptly notify the holder in writing, and, at the Company's expense, promptly compute such adjustment, and furnish to the holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish to the holder a certificate setting forth the Warrant Exercise Price in effect upon the date thereof and the series of adjustments leading to such Warrant Exercise Price.

         Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall, on receipt of an indemnification undertaking, issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

         Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                  If to the Company:

                           Donar Enterprises, Inc.
                           8649 Himes Avenue, Unit 1513
                           Tampa, Florida  33614
                           Telephone: ______________
                           Facsimile: ______________
                           Attention: ______________

                           Notice to the holder of this Warrant shall be addressed as follows until the Company receives notice of a change in address:

                           Timothy P. Halter
                           12890 Hilltop Road
                           Argyle, Texas  76226
                           Telephone:_____________
                           Facsimile:_____________
                           Attention:_____________

Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication,
(B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

         Section 12. Date. The date of this Warrant is December 15, 2004. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date.

         Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder of this Warrant. No modification, alteration, amendment, or supplement to this Agreement shall be valid or effective against the Company unless the same is in writing and signed by the Company.

         Section 14. Descriptive Headings. The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

         Section 15. Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Texas or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Texas.

         This Warrant has been duly executed by the Company as of the date first set forth above.

                                                     DONAR ENTERPRISES, INC.



                                                     By:/s/Timothy P. Halter
                                                     -----------------------
                                                           Timothy P. Halter
                                                           President

                              EXHIBIT A TO WARRANT

                                SUBSCRIPTION FORM

        TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

                             DONAR ENTERPRISES, INC.

         The undersigned holder hereby exercises the right to purchase _________________ of the shares of Common Stock ("Warrant Shares") of Donar Enterprises, Inc., a Delaware corporation (the "Company"), evidenced by the attached Warrant (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

         1. Payment of Warrant Exercise Price. The holder shall pay the sum of $___________________ to the Company in accordance with the terms of the Warrant.

         2. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: ______________ _______,___________




Name of Registered Holder

_____________________________

Name:________________________

                              EXHIBIT B TO WARRANT

                              FORM OF WARRANT POWER


FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to ________________, Federal Identification No. __________, a warrant to purchase
____________ shares of the capital stock of Donar Enterprises, Inc., a Delaware corporation, represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint ______________, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.


Dated:  _______________, 200__

                                                     ___________________________

                                                     Name:______________________